Exhibit 99.11

UNITED UTILITIES PLC

9 JUNE 2006

We received a notification on 8 June 2006 from Morgan Stanley Securities Limited of its interest as at 6 June 2006 in 32,499,333 ordinary shares in United Utilities PLC amounting to 3.71 per cent of the issued share capital.

-0-

United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.